[Perkins Coie LLP Letterhead]

January 12, 2007

VIA EDGAR FILING AND FEDERAL EXPRESS

Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	HyperSpace Communications, Inc Form S-3

Filed on November 8, 2006

File No. 333-138529

Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2005

Filed on March 31, 2006 and April 28, 2006, respectively

File No. 001-32306

Dear Ms. Jacobs:

On behalf of MPC Corporation (formerly, HyperSpace Communications, Inc.) (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Registration Statement on Form S-3, File No. 333-138529, and Forms 10-KSB and 10-KSB/A for the year ended December 31, 2005, as set forth in your comment letter dated December 7, 2006 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the version of the Registration Statement filed with the Commission on November 8, 2006.

The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below. The page number references refer to the page numbers in the Amendment.

With respect to the Staff’s comments on the Company’s previously filed Forms 10-KSB and 10-KSB/A, we have included the text of the proposed new or amended disclosure as part of this letter and request the Staff’s permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports. The Company believes that this approach is appropriate because it will be filing its Form 10-KSB for the year ended December 31, 2006 within the next few months.

Form S-3

General

1.

Given the size and nature of the transaction being registered, advise the staff of HyperSpace’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

RESPONSE: All of the shares of common stock being registered for resale are held by persons other than the Company and the Company will receive no proceeds from the sale of such common stock by the holders thereof. As the Staff is aware, Rule 415(a)(1)(i) simply requires that the registration statement pertain only to securities offered or sold solely by or on behalf of a person or persons other

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than the registrant. We have reviewed the Rules and Staff interpretations and are unaware of any rule prohibiting the resale registration contemplated by the registration statement.

2.

Please be advised that we are also performing a review of your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and related periodic filings. We may have additional comments based on that review.

RESPONSE: The Staff’s comment is duly noted.

3.

Please revise your prospectus to briefly discuss the matters proposed in the preliminary proxy statement on file with the Commission. In this regard, discuss that HyperSpace is proposing the ratification of up to $20 million of convertible debentures and warrants, an amendment to its Articles of Incorporation to increase the number of shares of common stock from 50,000,000 shares to 100,000,000, an amendment to its Articles of Incorporation to change its name and the reclassification of one member of its Board of Directors.

RESPONSE: As we discussed with the Staff on the telephone, the matters proposed in the proxy statement have already been approved by the Company’s shareholders. Accordingly, we have not included discussion of the proposals in the Amendment.

Risk Factors, page 6

We have failed to satisfy an AMEX listing requirement and may be delisted from the AMEX, page 6

4.

You disclose that HyperSpace was not able to meet all of the continued listing standards by June 30, 2006 and that it has not yet received a response from the AMEX regarding its request for an extension. Please revise to update the status of HyperSpace’s request and its current standing with the AMEX as of the most recent practicable date.

RESPONSE: We have complied with the Staff’s comment. Please see pages 3-4 of the Amendment.

Selling Shareholders, page 17

5.

Please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by all non-natural persons. For example, disclose the natural person or persons who exercise voting and/or dispositive power over Cranshire Capital, L.P., Crestview Capital Master, LLC, Dalewood Associates and The Daniel Trust. See Rule 13d-3, by analogy, Item 507 of Regulation S-B Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999).

RESPONSE: We have complied with the Staff’s comment. Please see pages 16-22 of the Amendment.

6.

If acquired in the past three years, please expand your disclosure to discuss how the selling security holders acquired the shares of common stock that are being registered for resale pursuant to this registration statement. This disclosure should also include a materially complete description of the securities that were purchased. For example, but without limitation, revise to include a description of the securities issued to Toibb Investment LLC and Crestview Capital Master LLC in September 2006. See Item 507 of Regulation S-B.

RESPONSE: As we discussed with the Staff on the telephone, we have revised the disclosure to include a description of the convertible securities that were acquired by the selling security holders in private placements in September and October 2006. None of the other shares of common stock being registered by the Amendment are issuable upon conversion of securities and accordingly we have not included disclosure regarding those acquisitions or securities. Please see page 15 of the Amendment.

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7.

We refer you to the immediately preceding comment. Upon amending your prospectus, clarify whether any shares of c/s being registered for resale will be issued pursuant to interest payments related to convertible debentures. If so, please clarify whether the company or the investor has the discretion to determine whether the interest payments will be made in cash or in shares of common stock. If the discretion will be left with the investor, please advise of the basis for your belief that this transaction is consistent with the staff’s PIPE guidance as set forth by 3S of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations Supplement of March 1999.

RESPONSE: We have complied with the Staff’s comment. Please see page 15 of the Amendment. The Company wishes to advise the Staff that some of the shares of common stock being registered for resale may be issued pursuant to interest payments on the convertible debentures. The Company has sole discretion to decide whether interest payments will be made in cash or in shares of common stock.

Plan of Distribution, page 22

8.

We note the disclosure on page 23 that your selling shareholders may be deemed to be “underwriters.” Please advise whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please revise your disclosure to specifically name them as underwriters.

RESPONSE: Purchasers of the convertible securities in the September and October 2006 private placements represented that they were not registered broker-dealers and that if they were affiliated with a registered broker-dealer, they purchased for their own account and without a view to distribution. Previous purchasers of the Company’s securities have represented that the securities they purchased were purchased for their own account without a view to distribution, and nearly all of the security holders who were not investors in the September and October 2006 private placements have held their securities for one year or more.

9.

If any of your selling stockholders are affiliates of registered broker-dealers, please revise your prospectus to state whether the sellers purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE: All of the selling stockholders have represented to the Company that they acquired their securities for their own account and without a view to distribution. In fact, as discussed in response to Comment 8 above, other than the purchasers in the September and October 2006 private placements, nearly all of the other selling security holders have held their securities for one year or more.

10.

You indicate that the selling shareholders may engage in short sales. Supplementally confirm that you are aware and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter, which is publicly available on our website.

RESPONSE: The Company and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter.

Information Incorporated by Reference, page 23

11.

Please revise your prospectus to update the documents that you are incorporating by reference to include your most recent Form 10-QSB for the period ended September 30, 2006 and your Form 8-K filed on November 22, 2006. See Item 310(g) of Regulation S-B.

RESPONSE: We have complied with the Staff’s comment. Please see pages 25-26 of the Amendment.

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Part II, page II-1

Item 16. Exhibits, page 27

12.

Please revise to file as exhibits all of the agreements required by Item 601(b)(10) of Regulation S-B. For example, each agreement materially related to the securities offerings on September 6, 2006 and September 29, 2006 should be filed as exhibits to this registration statement or incorporated by reference from prior filings.

RESPONSE: We have complied with the Staff’s comment. Please see pages II-2 – II-3 of the Amendment.

Item 28. Undertakings, page II-8

13.

Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though HyperSpace is subject to rule 430C and should include any corresponding undertakings.

RESPONSE: We have complied with the Staff’s comment. Please see pages II-4 – II-5 of the Amendment.

Form 10-KSB for the year ended December 31, 2005,

Item 8A. Controls and Procedures, page 39

14.

We note that you disclose that “[b]ased upon that evaluation, our management, including our Chief Executive Officer, President and Chief Financial Officer, concluded that the HyperSpace disclosure controls and procedures were effective as of the end of the period covered by this report.” We also note that you disclose that “no matter how well designed and implemented, can provide only reasonable assurance of achieving the desired control objectives, and management’s duties require it to make its best judgment in evaluating the cost-benefit relationship of potential controls and procedures.” In light of this additional disclosure, please revise your disclosure to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certifications of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov. Similar disclosure should be included in all future annual and periodic reports. Please confirm your understanding.

RESPONSE: The Company confirms its understanding, and anticipates the following disclosure in future periodic reports:

“We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms. As of the date of the financial statements, an evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

•	CEO and CFO certificates

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Attached as Exhibits 31.1 and 31.2 to this report on Form 10-KSB are two certifications, one each by the CEO and the CFO. They are required in accordance with Rule 13a-14 of the Exchange Act. This Item 8A, Controls and Procedures, includes the information concerning the controls evaluation referred to in the certifications and should be read in conjunction with the certifications.

•	Disclosure controls

“Disclosure Controls” are controls and procedures that are designed to reasonably ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this report on Form 10-KSB, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure Controls are also designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO.

•	Internal controls over financial reporting

Our Disclosure Controls include components of our “Internal Control over Financial Reporting.” Internal Control over Financial Reporting is a process designed by, or under the supervision of our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

o	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

o

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

o	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

•	Limitations on the effectiveness of controls

Our management, including the CEO and CFO, does not expect that our Disclosure Controls and/or our Internal Control over Financial Reporting will prevent or detect all error or fraud. A system of controls is able to provide only reasonable, not complete, assurance that the control objectives are being met, no matter how extensive those control systems may be. Also, control systems must be established considering the benefits of a control system relative to its costs. Because of these inherent limitations that exist in all control systems, no evaluation of controls can provide absolute assurance that all errors or fraud, if any, have been detected. The inherent limitations in control systems include various human and system factors that may include errors in judgment or interpretation regarding events or circumstances or inadvertent error. Additionally, controls can be circumvented by the acts of a single person, by collusion on the part of two or more people or by management override of the control. Over time, controls can also become ineffective as conditions, circumstances, policies, technologies, level of compliance and people change. Because of such inherent limitations, in any cost-effective control system over financial information, misstatements may occur due to error or fraud and may not be detected.

•	Scope of evaluation of Disclosure Controls

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The evaluation of our Disclosure Controls performed by our CEO and CFO included obtaining an understanding of the design and objective of the controls, the implementation of those controls and the results of the controls on this report on Form 10-KSB. In the course of the evaluation of Disclosure Controls, we reviewed the controls that are in place to record, process, summarize and report, on a timely basis, matters that require disclosure in our reports filed under the Securities Exchange Act of 1934. We also considered the adequacy of the items disclosed in this report on Form 10-KSB.

In order to facilitate comprehensive financial disclosure, members of our senior management team and Finance department management, who are responsible for all significant operational areas of the Company, meet regularly to discuss current business conditions and issues. Information discussed in these meetings is considered for financial statement and other disclosure purposes. Prior to the filing of the applicable financial documents, the senior management team and Finance department management also meets with the Audit Committee of the Board of Directors to review business issues impacting their area of responsibility and the Company as a whole. The information exchanged at these meetings is considered by the Board members and management in their review of our financial statements and SEC filings. As a result of these frequent meetings and interactions with members of management responsible for all significant operational areas of the Company, information is accumulated and communicated to the CEO and CFO, to allow for appropriate disclosure in our consolidated financial statements and regulatory filings.

•	Conclusions

Based upon the evaluation of Disclosure Controls described above, our CEO and CFO have concluded that our Disclosure Controls were effective to provide reasonable assurance that material information relating to MPC Corporation is made known to management, including the CEO and CFO, so that required disclosures have been included in this report on Form 10-KSB.

We have also reviewed our Internal Control over Financial Reporting during the most recent fiscal quarter, and our CEO and CFO have concluded that there have been no changes that have materially affected, or are reasonably likely to materially affect, our Internal Control over Financial Reporting.”

15.

You disclose that “[t]he HyperSpace changes in internal control over financial reporting during the year ending December 31, 2005 are centered around the change in HyperSpace’s business from being an operating company to that of a holding company with MPC being the only major business.” Please revise to clarify whether there were any changes in HyperSpace’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 13a-15 or 15d-15 that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. If the change in HyperSpace’s business materially affected or is reasonably likely to materially affect its internal control over financial reporting, please revise to provide a materially complete description of the changes. See Item 308(c) or Regulation S-B.

RESPONSE: As required by paragraph (d) of 13a-15 or 15d-15, the Company’s Chief Executive Officer and our Chief Financial Officer reviewed its internal control over financial reporting and concluded that there had been no changes that have materially affected, or were reasonably likely to materially affect, its internal control over financial reporting. The Company wishes to advise the Staff that it will not include the above referenced disclosure in future filings.

Note 7 – Acquisition of MPC, page 64

16.

Your disclosure states that the acquisition of MPC has been accounted for as a business combination with HyperSpace being the acquirer. Provide us with your analysis pursuant to paragraph 17 of SFAS 141 which supports your conclusion. As part of your response, identify the senior management position held in the combined company and describe the terms of the employment agreements for each of those

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positions. Describe the composition of the nominating committee and their ability to nominate directors.

RESPONSE: The company would like to refer the Staff to the attached letter dated May 4, 2005 from Mr. Pougnet, our then Chief Financial Officer, to Mr. Roberson and Mrs. Poulin of the Office of the Chief Accountant. The letter confirms that the Company has previously provided to the Staff an analysis and certain facts regarding the merger and sought the Staff’s concurrence on the determination of the accounting acquirer.

Form 10-KSB/A for the year ended December 31, 2005

17.

It does not appear that this amended Form 10-KSB includes the certifications required by Rule 13a-14(a)/15d-14(a). In this regard, all amendments to periodic reports must include the certifications required by Item 601(b)(31) of Regulation S-B. Please advise of the basis for your belief that these exhibits were not required to be filed in your amended Form 10-KSB or amend your filing to include the proper certifications as exhibits. Further, in light of the fact that Part III information to Form 10-KSB must be filed within 120 days after the end of the fiscal year, provide an analysis regarding the S-3 eligibility of HyperSpace pursuant to General Instruction I.A.3.(b) of Form S-3, as the certifications required by Rule 13a-14(a)/15d-14(a) were not filed with this amendment. See Questions 17 and 18 to the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions of November 8, 2002 and revised on November 14, 2002.

RESPONSE: The Company did file the certifications required by Rule 13a-14(a)/15d-14(a) and understands that such exhibits are required to be filed with the 10-KSB and any amendments thereto. They were filed as Exhibits 31.1, 31.2 and 31.3 to the Form 10-KSB/A filed on April 28, 2006. However, due to an administrative error, part of each certification was omitted. The Company is re-filing the certifications and appreciates the Staff bringing this to its attention.

The Company specifically waives the provisions of Section 8(a) of the Securities Act of 1933, as amended, (the “Securities Act”) concerning the effective date of the Registration Statement. As a point of reference, however, we wish to advise you on behalf of the Company that the Company will be requesting acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, as amended, as soon as practicable after any comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461 under the Securities Act, such requests may be made either in writing or orally. If the requests are made orally, we advise you that the Company is aware of its obligations under the Securities Act in connection with requests for acceleration.

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact the undersigned at (303) 291-2314 or Patrick Simpson at (503) 727-2035.

Very truly yours,

/s/ Sonny Allison

Sonny Allison

cc:	Jeffrey B. Werbitt (United States Securities and Exchange Commission, Division of Corporation Finance)
John P. Yeros (MPC Corporation)
Mike Whyte (MPC Corporation)
Matt Savely (MPC Corporation)
Brian T. Hansen (Holland & Hart)
Patrick Simpson (Perkins Coie)

enclosure

36120-0013/LEGAL12580047.1

Letter regarding comment 16

Mr. Brian K. Roberson

Mrs. Jane D. Poulin

Office of the Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103	May 4, 2005

Dear Brian and Jane,

With respect to the proposed merger we announced on March 21, 2005, with GTG PC Holdings, LLC doing business as MPC Computers, LLC (MPC) we sought your concurrence on the determination of the accounting acquirer.

I sent you the letter attached dated April 14, 2005. We then held a conference call on April 22, 2005. The attendees on that conference call included yourselves and Mr. Levine and Mr. West from the SEC as well as our: Chairman - Mr. Yeros, CEO – Mr. Endry, outside counsel Mr. Salcito (Perkins Coie), auditors Mr. Adams & Steiner (Ehrhardt Keefe Steiner & Hottman) and Ms. Scanlon the CFO of MPC’s ultimate holding company.

On that call we discussed the April 14 letter as well as the following:

•	Background of the Merger and the pending Proxy document,
•	That unvested shares were non-voting stock,
•	That two of the three Directors nominated by the seller will have terms expiring in 2006 and that no supermajority was needed,
•	That the three officers of the combined entity after the proposed merger were or would be covered by employment agreements,
•	That the shares issued by us in the proposed merger were likely to be re-distributed by the seller to a number of smaller shareholders,
•	That the stock issued to MPC’s management after the proposed merger would be recorded as a compensation expense by us after the proposed merger closed,
•	That the value of our stock issued in the proposed merger be based on our average price over the two days before and after the merger was announced.

On May 3, the two of you called me to indicate that the SEC would not object to HyperSpace being considered the accounting acquirer based on the discussion above and the facts in my April 14 letter. You indicated that it is not the SEC’s policy to issue a written document to this effect.

This letter serves as a confirmation of that fact. Please contact me at your earliest convenience if I have understood the facts incorrectly.

Thank you for you assistance in this matter.

Yours truly,

Mark A. Pougnet

Chief Financial Officer

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